United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of December 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

CAPEX 2015

VALE:  CAPITAL EXPENDITURE BUDGET FOR 2015

Rio de Janeiro, December 2, 2014 — Vale S.A. (Vale) announces that its Board of Directors approved the investment budget for 2015, with capital expenditures of US$ 6.358 billion for project execution and US$ 3.809 billion dedicated to sustaining existing operations.

This is the fourth consecutive year in which Vale reduces its capital expenditures, maintaining capital discipline and focusing only on world class projects.

Project execution

Our main growth initiatives in iron ore are responsible for 71% of the US$ 6.358 billion budgeted for project execution in 2015. These initiatives include the:

(a)         Expansion of our integrated iron ore operations in Carajás (US$ 3.696 billion) through the S11D and CLN S11D projects.

(b)         Completion of the Itabirites projects for the partial replacement of capacity, increase in production and quality improvement in the iron ore production from the Southern and Southeastern Systems (US$ 659 million), including the Conceição Itabiritos II, Vargem Grande Itabiritos and Cauê Itabiritos projects.

Sustaining capital

The sustaining capital budget for 2015 totals US$ 3.809 billion. Fundamentally, it will provide funding for five classes of initiatives: (i) operations, mainly equipment replacement; (ii) building and expanding waste dumps and tailings dams; (iii) health & safety; (iv) corporate social responsibility (CSR) and (v) administrative and others.

Keeping sustaining expenditures under control is a key priority and the budget for 2015 represents a decrease of 16.2% in relation to last year’s budget.

The budget for the ferrous minerals business is US$ 1.929 billion and will be mainly directed to operations (US$ 1.203 billion), health & safety (US$ 344 million), waste dumps and tailings dams (US$ 246 million),  CSR (US$ 108 million) and others (US$ 28 million). Base metals sustaining investments will total US$ 1.388 billion, composed primarily of operations (US$ 1.039 billion), waste dumps and tailings dams (US$ 70 million),  health & safety (US$ 56 million), CSR (US$ 193 million), which includes US$ 61 million for the clean AER project and others (US$ 31 million).

Expenditures in sustaining the fertilizers business will be US$ 290 million, mainly comprised of investments in operations (US$ 198 million), CSR (US$ 48 million), waste dumps and tailings dams (US$ 16 million), health & safety (US$ 12 million) and others (US$ 16 million). The coal business budget of US$ 78 million is mostly composed of US$ 52 million for operations.

2015 SUSTAINING CAPITAL ALLOCATION BY BUSINESS AREA

US$ million	Operations	Waste dumps and tailings dams	Health and safety	Corporate social responsibility	Administrative & others	Total
Ferrous minerals	1,203	246	344	108	28	1,929
Base Metals	1,039	70	56	1931	31	1,388
Coal	52	7	––	9	10	78
Fertilizers	198	16	12	48	16	290
Others	6	––	7	1	109	123
Total	2,498	339	420	360	194	3,809

(1) Includes Clean AER project.

Estimated output for 2015

ESTIMATED PRODUCTION FOR 2015

‘000 metric tons
Iron ore(1)	340,000
Pellets	44,400
Coal	10,633
Nickel	303
Copper	449
Potash	476
Phosphate rock	8,508

(1) Includes third party ore purchases. Excludes Samarco’s attributable production

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: December 2, 2014		Rogerio T. Nogueira
Director of Investor Relations